EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Coral Gold Resources Ltd.
900 – 570 Granville Street
Vancouver, BC
V6C 3P1 (the “Company” or “Coral”)

2.	Date of Material Change:

March 5, 2014

3.	Press Release:

A press release was disseminated on March 5, 2014 and was subsequently filed on SEDAR.

4.	Summary of Material Change:

The Company enters into an exploration and option to joint venture agreement, and private placement with Barrick Gold Corporation.

5.	Full Description of Material Change:

See Schedule “A”.

6.	Reliance on Subsection 7.1(2) of the National Instrument 51-102 Continuous Disclosure Obligations:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer Knowledgeable of Material Change:

David Wolfin, President and CEO Telephone: (604) 682-3701

9.	Date of Report:

March 5, 2014